UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42305

Springview Holdings Ltd

(Translation of registrant’s name into English)

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Springview Holdings Ltd (the “Company”) is furnishing this Amendment No. 1 on Form 6-K/A to amend and restate its Report of Foreign Private Issuer on Form 6-K furnished on March 17, 2026 (the “Original Report”), which incorrectly referred to the Company’s audit committee in place of its nominating and corporate governance committee. Ms. Hung Yu Wu served as, and Mr. Chin Leng Tan was appointed as, chairperson of the nominating and corporate governance committee, and not of the audit committee. Mr. Xirui Guo has served as chairperson of the audit committee since January 16, 2026. No other information in the Original Report is modified.

INFORMATION CONTAINED IN THIS REPORT

Hung Yu Wu Resigns as Independent Director of the Company

Effective March 13, 2026, Ms. Hung Yu Wu resigned from her position as an independent director of Springview Holdings Ltd (the “Company”), including as a member of the Company’s audit committee and compensation committee and as a member and chairperson of the Company’s nominating and corporate governance committee. Ms. Wu’s resignation was not due to any disagreements with the Company regarding its operations, policies, or practices.

Chin Leng Tan Appointed as Independent Director and Chairperson of the Nominating and Corporate Governance Committee of the Company

Effective March 13, 2026, following Ms. Wu’s resignation, the Company appointed Mr. Chin Leng Tan as an independent director of the Company, as a member of the Company’s audit committee and compensation committee and as a member and chairperson of the Company’s nominating and corporate governance committee. Mr. Xirui Guo continues to serve as chairperson of the Company’s audit committee, a position he has held since January 16, 2026.

Mr. Tan will receive a monthly compensation of US$2,000 payable on a quarterly basis, and will be reimbursed for reasonable expenses incurred in connection with the performance of his duties.

The biographical information of Mr. Chin Leng Tan is set forth below:

Mr. Chin Leng Tan has served as Business Development Director of CIIHE (UK) since June 2024. From May 2019 to May 2024, Mr. Tan served as Asia Country Head of OTHM Qualifications (UK), where he was responsible for establishing a strong and sustainable presence for OTHM qualifications across Asia by developing the market, building trusted delivery networks, and securing the necessary regulatory approvals. From February 2015, Mr. Tan served as Chief Executive Officer of City Metropolitan College, where he was responsible for setting up the college, obtaining the license to operate and conduct diploma and advanced diploma courses in Singapore, and turning the college from a negative to positive P&L. From February 2013, Mr. Tan served as Special Project Director of Coleman College. From January 2012, Mr. Tan served as Managing Director of United World School of Business. From December 2006 to May 2009, Mr. Tan served as Supply Chain Manager of Thales Aerospace Asia Limited. Mr. Tan received a Doctorate of Business Administration degree from International University of Georgia, a Master of Business Administration degree in General Management from Central Queensland University, and a Bachelor of Business degree in Transport and Logistics Management from Royal Melbourne Institute of Technology University.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter between the Company and Mr. Chin Leng Tan (previously furnished as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished on March 17, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd

Date: August 19, 2026	By:	/s/ Zhuo Wang
	Name:	Zhuo Wang
	Title:	Chief Executive Officer

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